Exhibit (c)(3)

December 20, 2002	Confidential

Project Yellow

Review of the Process

The material contained in this presentation is confidential to Pancho. Neither this presentation nor any of its contents may be disclosed by any recipient to any third party.

This presentation was prepared exclusively for the benefit and internal use of the JPMorgan client to whom it is directly addressed and delivered (including such client’s subsidiaries, the “Company”) in order to assist the Company in evaluating, on a preliminary basis, the feasibility of a possible transaction or transactions and does not carry any right of publication or disclosure, in whole or in part, to any other party. This presentation is for discussion purposes only and is incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by JPMorgan. Neither this presentation nor any of its contents may be used for any other purpose without the prior written consent of JPMorgan.

The information in this presentation is based upon management forecasts and reflects prevailing conditions and our views as of this date, all of which are accordingly subject to change. In preparing this presentation, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which was provided to us by or on behalf of the Company or which was otherwise reviewed by us. In addition, our analyses are not and do not purport to be appraisals of the assets, stock, or business of the Company or any other entity. JPMorgan makes no representations as to the actual value which may be received in connection with a transaction nor the legal, tax or accounting effects of consummating a transaction.

JPMorgan’s policies prohibit employees from offering, directly or indirectly, a favorable research rating or specific price target, or offering to change a rating or price target, to a subject company as consideration or inducement for the receipt of business or for compensation. JPMorgan also prohibits its research analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investors.

JPMorgan is a marketing name for investment banking businesses of J.P. Morgan Chase & Co. and its subsidiaries worldwide. Securities, syndicated loan arranging, financial advisory and other investment banking activities are performed by J.P. Morgan Securities Inc. and its banking affiliates. JPMorgan deal team members may be employees of any of the foregoing entities.

Agenda

Review of the Process

Appendix

Review of the Process

      On August 27, 2002, Fernando submitted a proposal to acquire Pancho for $18 per Pancho share

—	Consideration of $15.31 in cash and $2.69 in Fernando Jr.’s ADSs based on closing price on August 26, 2002

—	Option for Pancho shareholders to receive consideration in the form of unlisted voting Fernando Jr. shares

      JPMorgan discussed with Pancho’s Board on September 5th and 18th its views on:

—	Valuation

—	Potential buyers for Pancho as a whole or for its Mexican business

Review of the Process (cont’d)

With respect to potential buyers, JPMorgan’s analysis of publicly available data suggested that Fernando appeared to be the most realistic partner

Considerations

Fernando	•	Strong synergy potential in Mexico

	•	After failing to consolidate Mexican bottling system with other bottlers, company is seeking a “transforming” transaction with a major Red bottler

	•	Strong balance sheet provides significant financing capability for an attractive offer

Company S	•	Primarily beer-focused, although company has pioneered beer-soft drink integration in Central America

	•	Pancho would provide excellent distribution infrastructure for its beer products in Latin America and Central America in particular

	•	Could find financial constraints to make an attractive offer (balance sheet is relatively stretched as a result of previous transactions) and Pancho is unlikely to be a priority use of funds

	•	Lack of synergies

Companies C/AR	•	Although companies would be very interested in Pancho Mexico, they are unlikely to seek expansion to other markets in Latin America

	•	Could obtain required financing from equity IPO and debt issuance, but companies would have to combine in some way to bid together

	•	Dependence on equity capital markets for financing could increase execution risk

Company A	•	Company is clearly beer-focused and is unlikely to spend a significant amount in soft drink sector acquisition

	•	Management is focused on the integration with Company Q

	•	Company is currently a Pepsi bottler with significant proprietary brands/issue would need to be resolved prior to any transaction with Pancho

	•	Current situation in Brazil is a hurdle for Company A to obtain required financing for an attractive offer or to consider a merger at current market values

Review of the Process (cont’d)

At Pancho’s September 18th Board meeting, Fernando’s August 27, 2002 proposal was unanimously rejected as inadequate

On September 27, 2002, Fernando submitted a revised proposal increasing by $3 the cash component of the August 27th proposal

—	Total consideration as of that date was $20.58, of which $18.31 was in cash and $2.27 in Fernando Jr.’s ADSs based on closing price on September 27, 2002

—	Alternatively, consideration could be received in unlisted voting Fernando Jr. shares

      JPMorgan discussed with the Board on October 9th its views on:

—	Valuation

—	Alternative transaction of splitting off and selling Mexico

Review of the Process (cont’d)

      The Board unanimously rejected Fernando’s September 27, 2002 revised proposal as inadequate

The Board also noted its concerns with an alternative transaction because Mexico was such an important part of Pancho’s business

      The Board did not authorize JPMorgan to engage in discussions with other potential buyers

      As directed by the Board, JPMorgan floated $25 per share on a blended basis to Fernando

      On October 17, 2002, Fernando submitted a third proposal for Pancho of $22.50 per share

—	Pancho shareholders would have option of receiving consideration in all cash or in Fernando Jr. ADSs with market value of $22.50 based on ADS closing prices prior to closing

—	Fernando also indicated it would request Red not to participate in the exchange offer

Fernando’s advisors indicated to JPMorgan that Fernando could potentially increase the overall considerations slightly, but only in the context of an allocation of the overall consideration such that Pancho’s key B shareholders would support a transaction

Review of the Process (cont’d)

On October 21, 2002, JPMorgan discussed with Pancho’s Board a summary of the October 17th proposal and potential next steps

      Pancho’s Board reiterated concerns with a “break-up” type of alternative transaction

The topic of potential differentiated allocation of consideration between Pancho A shares and Pancho B shares was discussed, and potential reasons supporting a differentiated allocation between Pancho A shares and Pancho B shares were also discussed, including:

—	Pancho’s Panamanian counsel indicated to the Board that the voting power of Pancho B shares is unlimited and that there were no limitations under Panamania law to allocate differentiated consideration between Pancho A shares and Pancho B shares

—	A transaction could not proceed if Pancho’s B shareholders did not sell

—	Pancho is a Panamanian company with businesses only in Latin America. The few cases involving Latin American publicly traded companies with voting and non-voting shares that are possibly relevant (which tend to be Brazilian) show that voting shares received significantly more consideration than non-voting shares, in contrast with transactions involving European and U.S. companies with high vote/low vote shares in which no differential in consideration was offered, or in which the differential was not as large as the case with the above-mentioned Brazilian transactions

Review of the Process (cont’d)

Pancho’s Board determined to seek to negotiate with Fernando in an attempt to achieve a proposal that would be satisfactory to the Board and in which Pancho’s B shareholders would participate

Pancho’s Board decided to delegate to its Directors that did not have beneficial interest in Pancho B shares the discussion with controlling Pancho B shareholders regarding potential differentiated allocation between Pancho A shares and Pancho B shares

Between October 21st and October 28th, the above mentioned Directors began discussions with representatives from the Voting Trust. Although the informal position of the Voting Trust representatives had been approximately $50 per Pancho B share, the Voting Trust representatives initially indicated during the discussions with the above mentioned Directors that $45 per Pancho B share would be acceptable. The discussions continued and the Directors negotiated an understanding from the Voting Trust representatives that the latter would support a transaction at a minimum price of $38 per Pancho B share (based on facts and circumstances at the time). The Directors indicated to the Voting Trust representatives that Pancho would seek additional consideration from Fernando in an attempt to obtain $22.50 per Pancho A share and $38 per Pancho B share. If Fernando did not increase the aggregate consideration stated in the October 17th letter sufficient to satisfy this counterproposal, then the Directors would consider such a transaction to the extent Pancho B shareholders would be allocated $38 per share and Pancho A shareholders receive not less than $22 per share

Review of the Process (cont’d)

On October 28th, Pancho responded to Fernando’s October 17th proposal, with a counterproposal suggesting $22.50 per Pancho A share and $38 per Pancho B share

On October 31st, Fernando indicated orally to Pancho’s advisors that it had increased its offer by $35MM in cash(1) to an implied $22.85(2) per Pancho share on a blended basis (excluding shares owned by Red)

On November 1st, Pancho’s Board authorized negotiations with Fernando to implement an all cash offer of $22 per Pancho A share and $38 per Pancho B share (to shareholders other than Red)

—	Fernando indicated that its offer for Red, subject to discussions with Red, was for $22 per Pancho share owned by Red payable in Fernando Jr. shares

      Further to these developments:

—	On November 14th, Pancho and Fernando executed a Confidentiality Agreement

—	On November 14th, Pancho provided Red with a consent under the Red Standstill to enter into discussions with Fernando

—	Fernando performed confirmatory due diligence and was provided with relevant Pancho documentation, presentations and information, as well as access to Pancho’s senior management, and legal and accounting/tax advisors

—	Fernando and Red have been discussing the potential transaction

(1)	Fernando’s advisors also acknowledged $50MM in transaction expenses
(2)	Based on 122.0 million fully diluted Pancho shares at $22.00 per share using the treasury method

Agenda

Review of the Process

Appendix

Selected transactions in Latin America involving transactions executed through market mechanisms for acquisition of voting and non-voting shares within a few months of each other

								Equity
					Price paid	Relative	High vote	value of
Target/	Announcement	Country	Share	% of	per share	voting	class	transaction
acquiror	date	of target	class	economics	(US$)	rights	premium	(US$MM)	Comments

Caemi/BHP	2/13/01	Brazil	ON PN	34% 66%	0.42 0.17	1 0	144%	$332	BHP tried to acquire 60% of Caemi’s voting shares but failed as Mitsui exercised ROFR
Banespa/Santander	11/20/00	Brazil	ON PN	50% 50%	0.32 0.05	1 0	540%	$3,600	Santander acquired control in November 2000 and the remaining preferred shares through a tender offer in January 2001
Banco Real/ABN Amro	7/8/98	Brazil	ON PN	55% 45%	4.82 1.16	1 0	315%	$2,100	ABN Amro acquired the voting shares in July 1998 and the non-voting through a tender offer five months later

Source: SDC, company reports, press releases and news articles

Precedent transaction analysis

Premiums paid for high vote stock in selected transactions — Sweden and Italy

								Equity
					Price paid	Relative	High vote	value of
Target/	Announcement	Country	Share	% of	per share	voting	class	transaction
acquiror	date	of target	class	economics	(US$)	rights	premium	(US$MM)	Comments

Perstorp/Industri Kapital	3/22/01	Sweden	A B	11.9% 88.1%	$11.85 10.79	10 1	11%	$781	IK acquired all the outstanding ordinary stock via its tender offer
Sydkraft/E.On AG	1/24/01	Sweden	A C	58.2% 41.8%	23.30 19.42	10 1	23%	$2,272	E.On AG raised its stake to 60.66% via its tender offer to acquire the remaining shares
Magneti Marelli/Fiat	5/5/00	Italy	Ordinary Savings		4.90 3.38	1 0	45%	$445	Fiat raised its stake in Magneti to 99% by acquiring the remaining 30% in a tender offer
Toro Assicurazioni/Fiat	5/5/00	Italy	Ordinary Savings		14.24 10.68	1 0	33%	$324	Fiat raised its interest to 97.43% via a tender offer to acquire the remaining shares
Seat/Telecom Italia	2/10/00	Italy	Ordinary Savings		4.20 2.94	1 0	43%	$2,340	TI raised its stake in Seat and also launched a tender offer to acquire the remaining interest, even though a stock market watchdog stated that this would not be obligatory

Source: SDC, company reports, press releases and news articles

Precedent transaction analysis (cont’d)

Premiums paid for high vote stock in selected transactions — U.S.

							Equity
				Price paid	Relative	High vote	value of
Target/	Announcement	Share	% of	per share	voting	class	transaction
acquiror	date	class	economics	(US$)	rights	premium	(US$MM)	Comments

SFX/Clear Channel	2/29/00	A B	96% 4%	$45.11 75.19	1 10	67%	$2,551	Clear Channel acquired SFX in a stock swap transaction including $1.1bn in liabilities The transaction was accounted for as a pooling of interests
Coastal/El Paso Energy	1/18/00	A Common stock	0% 100%	45.66	100 1	0%	9,825	El Paso acquired Coastal in a stock swap transaction including $6.1bn in liabilities The transaction was accounted for as a pooling of interests
Jones Intercable/Comcast	12/22/99	A Common stock	88% 12%	71.40	1 10	0%	1,814	Comcast acquired the remaining 61% in Jones Intercable
TV Guide/Gemstar	10/4/99	A B	51% 49%	54.97	1 10	0%	6,893	Gemstar acquired all the outstanding common stock of TV Guide including $600 million in liabilities
Century Comm/Adelphia	3/5/99	A B	45% 55%	44.13 48.14	1 10	9%	3,567	Adelphia acquired all the outstanding common stock of Century including $1.6bn in liabilities
Dominick’s Supermarkets/Safeway	10/13/98	A B	88% 12%	49.00	1 0	0%	1,210	Safeway acquired all the outstanding common stock of Dominick’s including $646.2 milion in liabilities
SunAmerica/AIG	8/20/98	A B	92% 8%	80.90	1 10	0%	9.827	AIG acquired SunAmerica in a stock swap transaction that was accounted for as a pooling of interests
TCI/AT&T	6/24/98	A B	89% 11%	50.71 55.78	1 10	10%	27,525	AT&T merged with TCI in a stock swap transaction

Source: SDC, company reports, press releases and news articles

Precedent transaction analysis (cont’d)

Premiums paid for high vote stock in selected transactions — U.S.

				Price paid	Relative	High vote	Equity
Target/	Announcement	Share	% of	per share	voting	class	value of
acquiror	date	class	economics	(US$)	rights	premium	transaction	Comments

							(US $MM)
Giant Food/ Royal Ahold	5/19/98	A AC AL	100% 0% 0%	43.00	0 1 1	0%	2,633	Royal Ahold acquired all the outstanding common stock of Giant Food via a tender offer
Dekalb Genetics/Monsanto	5/11/98	A B	17% 83%	100.00	1 0	0%	2,282	Monsanto acquired the remaining 60% in Dekalb that it did not already own
Pricellular Corp./ American Cellular	3/6/98	A B	74% 26%	14.00	1 10	0%	697	American Cellular acquired all the outstanding common stock of PriCellular including the assumption of $600 million in liabilities
American Radio/ CBS	9/19/97	A B C	64% 12% 24%	44.00	1 10 0	0%	1,365	CBS acquired all the outstanding stock of ARS including the assumption of $1bn in debt
Hudson Foods/Tyson Foods	9/4/97	A B	69% 31%	21.22	1 10	0%	648	Tyson acquired Hudson in a stock swap transaction
SFX Broadcasting/ Hicks Muse	8/24/97	A B	92% 8%	75.00 97.50	1 10	30%	1,062	Hicks Muse acquired all the outstanding common stock of SFX including $900 million in liabilities
Home Shopping Network/ Silver King Comm	8/26/96	Common stock B	75% 25%	13.20 15.93	1 10	20%	1,274	Silver King acquired Home Shopping Network in a stock swap
Infinity Broadcasting/ Westinghouse Electric	6/20/96	A B C	43% 15% 42%	32.27	1 10 1	0%	2,996	Westinghouse acquired Infinity in a stock swap including the assumption of $1bn in liabilities

Source: SDC, company reports, press releases and news articles